SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION IN THE
ANNUAL GENERAL MEETING

56th Annual General Meeting

April 28, 2011

TABLE OF CONTENTS

1.	Message from the Chairman of the Board of Directors		3
2.	Guidance For Participation In the Annual General Meeting		4
	2.1	Attending Shareholder	4
	2.2	Shareholder Represented by Proxy	4
	2.3	Holders of ADRs	4
3.	Call Notice		5
4.	Information on the matters to be examined and discussed at the Annual General Meeting (AGM)		6
	4.1	EXAMINATION, DISCUSSION AND VOTING ON THE 2010 ANNUAL REPORT, BALANCE SHEET AND OTHER FINANCIAL STATEMENTS REFERRING TO THE 2010 FISCAL YEAR	6
	4.2	RESOLUTION ON THE EXECUTIVE BOARD’S PROPOSAL FOR ALLOCATION OF NET INCOME FOR THE FISCAL YEAR OF 2010 IN THE AMOUNT OF R$ 987,807,577.24 - INCLUDING PROFIT SHARING AND THE SUBSEQUENT DISTRIBUTION OF SHAREHOLDER PAYMENTS.	7
	4.3	ADEQUACY OF THE MAIN CLAUSE OF ARTICLE 4 AS A RESULT OF SHARES CONVERTION FROM PREFERRED A SHARES TO PREFERRED B SHARES, AS SHAREHOLDERS’ REQUEST	9
	4.4	ELECTION OF THE MEMBERS OF DIRECTORS BOARD DUE TO THE END OF TERM OF OFFICE	10
	4.5	ELECTION OF THE MEMBERS OF FISCAL COUNCIL DUE TO THE END OF TERM OF OFFICE	11
	4.6	DETERMINATION OF COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL	12
Annex (provided in Portuguese only)			14

1.    Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia – Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 56th Annual General Meeting (AGM) was called for April 28, 2011, at 2:30 pm, at the Company's headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the AGM for resolution of shareholders are described in the Call Notice and in this manual. In items 4 of this manual are specified the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

The CEO, one representative of the Fiscal Council and one representative of the independent auditors will attend the General Meeting, who will be able to provide further clarification required on any matter included in the AGM’ s agenda.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Copel’s Administration

2.    Guidance For Participation In the Annual General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

2.1.    Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive 30 minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

2.2.    Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the AGM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the AGM.

The documents required are the following:

•         Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•         Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

•         Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the first and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

2.3.    Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the AGM.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the AGM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

3.    Call Notice

ORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Ordinary Shareholders’ Meeting to be held on April 28, 2011, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

  To analyze, discuss and vote the 2010 Annual Management Report, the balance sheet and other financial statements related to fiscal year of 2010;
  To decide on the Executive Board’s proposal to allocate the 2010 net income in the amount of R$987,807,577.24 - including Profit Sharing payment - and the subsequent payment to shareholders of R$281.5 million, as follows:

a) dividends in the gross amount of R$81,460,210.95, as follows: R$0.28328 per common share (ON); R$1.04782 per class “A” preferred share (PNA); R$0.31167 per class “B” preferred share (PNB); and

b) Interest on equity in the gross amount of R$200 million, R$85 million of which already declared and paid in advance on September 20, 2010, and the remaining R$115 million to be allocated as follows: R$0.40037 per common share (ON); R$1.15087 per class “A” preferred share (PNA); and R$0.44049 per class “B” preferred share (PNB);

   Amendment to the “caput” provision of Article 4, according to the prerogative set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of PNA shares into PNB shares, as per shareholders’ request;
  To elect the members of the Board of Directors, due to the expiration of the previous term on office
  To elect the members of the Fiscal Council, due to the expiration of the previous term of office; and
  To determine the compensation of Management and Fiscal Council members.

Notes: a) Documents referring to the matters to be discussed at the Ordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters; and b) Powers-of-attorney for the Ordinary Shareholders’ Meeting should be filed with the Shareholders’ Section of the Financial, IR and Attendance Control Department at the Company’s head office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least  forty-eight hours prior to the meeting; c) Pursuant to CVM Rule 282, as of June 26, 1998, the minimum attendance of the voting capital necessary to request multiple vote to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 24, 2011

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March 29, 30 e 31, 2011 editions, being also available on the Company’s website (www.copel.com/ir).

4.    Information on the matters to be examined and discussed at the Annual General Meeting (AGM)

Below, the Company’s Management presents some clarifications related to each item for resolution at the AGM for the exercise of a conscious vote.

EXAMINATION, DISCUSSION AND VOTING ON THE 2010 ANNUAL REPORT, BALANCE SHEET AND OTHER FINANCIAL STATEMENTS REFERRING TO THE 2010 FISCAL YEAR

Clarifications

The Management accounts are prepared through the Annual Report as well as the Financial Statements prepared by Copel’s Executive Board.

The Annual Report has information on the macroeconomic scenario and the Company’s financial performance and operations, with comments on the year’s income statement main accounts, as well as information related to employees, social responsibility, capital market and corporate governance, among others.

On the other hand, the Financial Statements express the Company’s financial-economic situation and equity changes in the fiscal year. By analyzing the Financial Statements it is possible to measure the equity situation, liquidity indexes, profitability level and the degree of indebtedness of the Company.

It is worth mentioning that the Company’s financial statements have been prepared pursuant to the accounting practices set forth by the corporate laws and the supplementary rules issued by the Brazilian Securities Commission (CVM) and accounting rules set forth by the Comitê de Pronunciamento Contábil – CPC (Committee of Accounting Pronouncement).

Copel’s Financial Statements mainly consolidate electric power companies and, accordingly, are presented in compliance with the recommendations of the specific legislation applied to the electric power public utility concessionaires.

The Annual Report and the Financial Statements have been approved by the Board of Executive Officers, the Audit Committee and the Board of Directors, and were subject to the opinion of the Fiscal Council, having thus been deemed adequate for submission to the shareholders.

Furthermore, the Company’s Financial Statements were audited and received a favorable opinion by the Company’s independent auditors, namely, Deloitte Touche Tohmatsu Auditores Independentes.

The analysis of the Fiscal Council and the opinions of the Fiscal Council and of the External Audit are attached to the Financial Statements.

Availablility of Information

The Annual Report and the Financial Statements shall be published in the Official Gazette of the State of Paraná, in the newspaper Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on March 28, 2010 editions, pursuant to the applicable laws, being also available at the Company’s headquarters, at BM&F Bovespa (Securities, Commodities and Futures Exchange), as well on Copel’s website (www.copel.com/ir).

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

4.1.    RESOLUTION ON THE EXECUTIVE BOARD’S PROPOSAL FOR ALLOCATION OF NET INCOME FOR THE FISCAL YEAR OF 2010 IN THE AMOUNT OF R$ 987,807,577.24 - INCLUDING PROFIT SHARING AND THE SUBSEQUENT DISTRIBUTION OF SHAREHOLDER PAYMENTS.

Clarifications

The allocation of net income consists in determining the portions of net income to be appropriated to the legal and statutory revenue reserves, or to be distributed.

The Company has been maintaining its policy for distribution of the minimum mandatory dividend set forth in the Bylaws (25% of net adjusted income), part of which as interest on own capital, based in annual proposals of the Executive Board, approved by the Board of Directors and the Annual General Meeting. Additionally in 2010, under the provisions of Law No. 11,638/07 and established in the ICPC 10, Company's management decided to pay dividend of 25% of reserve asset valuation adjustment.

Allocation

Appropriation

From the 2010 fiscal year net income, calculated according to the Brazilian corporate law, in the amount of R$ 987,807,577.24 (nine hundred and eighty-seven million, eight hundred and seven thousand, five hundred and seventy-seven reais and twenty-four cents) – corresponding to three reais and sixty-one cents (R$3.6097) per share of the paid-in capital stock - the Executive Board proposes the following appropriations:

a)    R$ 49,390,378.86 (fourty-nine million, three hundred and ninety thousand, three hundred and seventy-eight reais and eighty-six cents), equivalent to 5% of the net income, for creating the Legal Reserve, in accordance with Article 40, item II, of the Bylaws;

b)    R$ 200,00,000.00 (two hundred million reais) to pay interest on capital, to partially replace the mandatory minimum dividend, in accordance with the provisions of Articles 192 and 202 of Law No 6404/76, Article 9 and its paragraph 7 of Law 9249 of 26.12.95, and in Article 6 and paragraphs of the Bylaws of which R$ 85 million has already been declared and paid in advance on 20.09.2010, and the remaining R$ 115 million to be distributed as follows; R $ 0.40037 per common share, R$ 1.15087 per preferred share class A, and R$ 0.44049 per preferred share class B;

c)    R$ 81,460,210.95 (eigty-one million, four hundred and sixty thousand, two hundred and ten reais and ninety-five cents), to complement the value of the mandatory minimum, in accordance with the provisions of Articles 192 and 202 of Law No 6404/76, Article 9 and its paragraph 7 of Law 9249 of 26.12.95, in Article 6 and paragraphs of the Bylaws and in Article 40, section IV, paragraph 1, to be distributed as follows:       R$ 0.28328 per common share, R$ 1.04782 per preferred share      class A, and R$ 0.31167 per preferred share class B;

•                   As the legal and statutory provisions mentioned above, the basis for calculating the dividend is derived from net income, less the share going to the legal reserve. However, according to the dividend policy adopted since the year 2010, such base shall include the achievement of comprehensive income, mentioned in item 28 of the ICPC No. 10, so as to eliminate the effects caused to result for the increase in depreciation expenses resulting from the adoption of new accounting standards established by the CPC Accounting Standard No. 27 - Fixed Assets - in the amount of R$ 103,117,003.18 (one hundred and three million one hundred and seventeen thousand, three reais and eighteen cents).

d)    R$ 760,073,990.61 (seven hundred and sixty million, seventy-three thousand, nine hundred and ninety reais and sixty one cents), representing the remaining net profit for the year, as Retained Profit in accordance with the provisions of Article 196 of Law 6404/76, to ensure the investment program of the Company;

•                   From the year 2010, the value of setting up a stock of retained earnings is the sum of the balance of net income (after the legal reserve, interest on capital and dividends) with the addition to the account retained earnings come from the realization of equity valuation, which is item 28 of the ICPC nº. 10 of R$ 103,117,003.18 (one hundred and three million, one hundred and seventeen thousand, three reais and eighteen cents) .

The profit retention reserve seeks to meet the needs of the Company’s permanent assets funding program, pursuant to Article 196 of the Brazilian Corporation Law, and this reserve is established by retaining the remaining balance of the year’s net income after deduction of the legal reserve, interest on own capital and dividends.

Below, there is a breakdown of the appropriations proposed herein:

Net income for the year	987,807,577.24
Legal reserve (5%)	(49,390,378.86)
Interest on own capital	(200.000.000,0)
Dividends	(81,460,210.95)
Profit retention reserve for investments	(760,073,990.61)

PROFIT SHARING AS AN INSTRUMENT FOR CAPITAL AND LABOR INTEGRATION AND AS INCENTIVE TO PRODUCTIVITY

Law 10,101, of December 19, 2000, regulates profit sharing, as an instrument for integration of capital and labor and as an incentive to productivity, pursuant to Article 7, item XI, of the Brazilian Constitution.

In order to comply with the referred to law and the specific Collective Bargaining Agreement, the Executive Board proposes the distribution, as profit sharing, of sixty-five million, two hundred and twenty-two thousand, four hundred and thirty-four reais and ninety-six cents (R$ 65,222,434.96) to be paid to the employees of the wholly-owned subsidiaries. This amount is recorded in the Financial Statements under caption Personnel Expenses, according to item 26.2 of the CVM/SNC/SEP directive release no.1, of February 14, 2007.

Management’s opinion

The Management of the Company considers that the propositions addressed herein are in compliance with the laws in force and the Bylaws and they fulfill the interests of the Company. For this reason, said propositions should be fully approved by the General Meeting.

Fiscal Council Report

The Fiscal Council of Companhia Paranaense de Energia - Copel, in compliance with legal and statutory provisions, examined the Proposal of the Executive Board to ensure adequate 'caput' of Article 4, according to the privilege provided for in § 1 of Article 7, both in the Bylaws of the Company. "The proposal includes conversion of PNA shares in GNP, at the request of shareholders and consequent adaptation of Art. 4 of the Bylaws of the Company. The Fiscal Council is of the opinion that the above proposal is in accordance with the legal and statutory provisions in force, and is therefore able to be submitted to stockholders appreciation.

Approvals

This matter was examined and approved by the Executive Board in its 1943rd Meeting held on March 21, 2011, by the Board of Directors in its 132nd Ordinary Meeting held on March 23, 2011 and, also, it received a favorable opinion from the Fiscal Council in its 440th Meeting held on March 22, 2011.

Voting right

In this item, only holders of common shares are entitled to vote.

4.2.    ADEQUACY OF THE MAIN CLAUSE OF ARTICLE 4 AS A RESULT OF SHARES CONVERTION FROM PREFERRED A SHARES TO PREFERRED B SHARES, AS SHAREHOLDERS’ REQUEST

Whereas according to the privilege provided for in paragraph 1 of Article 7 of the Bylaws of the Company, there was conversion of Preferred A shares in Preferred B shares, at the request of shareholders, and that this would also lead to adjustments in the main clause of Article 4, it is proposed that the same article, before these two settings, should read as follows:

Underwritten paid up capital is R $ 6,910,000,000.00 (six billion, nine hundred and ten million reais represented by 273,655,375 (two hundred seventy-three million, six hundred and fifty-five thousand, three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 388,945 (three hundred and eighty-eight thousand, nine hundred and forty-five) shares are Class “A” shares and 128,235,350 (one hundred twenty-eight million, two hundred and thirty-five thousand, three hundred and fifty) shares are Class “B” shares.

4.3.    ELECTION OF THE MEMBERS OF DIRECTORS BOARD DUE TO THE END OF TERM OF OFFICE

Clarifications

The Board of Directors is a decision-making body, composed, in Copel, by 7 (seven) or 9 (nine) members, brazilian, shareholders, residing in the country and elected by the General Assembly as provided by the Brazilian Corporation Law (Federal Law No. 6404/76).

In compliance with the deadlines set by the Securities and Exchange Commission - CVM, in its Instruction No. 481 of December 17th of 2009, the documents and information relating to matters to be decided at the ESM, including members appointed by the Major Shareholder, shall be available to the market until the date of publication of the Call of Notice, which must be available at least 30 days before the Meeting.

According to Brazilian Corporation Law, in order to taking office all Directors Board members shall sign a statement validating the information that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

Vacancies and voting right

Copel’s Board of Directors is currently composed of nine members, being the vacancies, considering the closure of office, filled as follows:

1. by the CEO of the Company, which acts as Executive Secretary of the Board, as stated in Article 21, paragraph VII of the Bylaws (only holders of ordinary shares are entitled to vote);

2. four by the State of Paraná, majority shareholder of the Company (only holders of common shares are entitled to vote);

3. two by BNDES Participacoes SA, as provided for in the shareholders agreement entered into with the State of Paraná (only holders of ordinary shares are entitled to vote);

4. one by the employees, whose appointment takes the form of state relevant legislation (only have voting rights to holders of ordinary shares);

5. one by a minority, in accordance with article 239 of the Corporations Law - the election is separate (the controlling shareholders can not vote), on which the holders of common and preferred shares has the right to vote, considering  elected the candidate receiving the highest percentage representation of the Company's capital without limit.

Nominations and voting right

As provided by CVM Instruction 282, dated 26/06/1998, the minimum percentage of voting capital necessary to require the adoption of cumulative voting for election of members of the Board is 5% (five percent).

According to Copel’s Board of Directors Rules, whose provisions are complementary and / or regulatory standards contained in the Bylaws and the laws governing the activities of the Company, are presented for consideration and vote of shareholders at this AGM, to complete the term for the triennium 2011 - 2013, the following indicated by the Major Shareholder in order to set Copel’s Board of Directors:

•         Mr. Lindolfo Zimmer – Executive Secretary;

•         Mr. Mauricio Schulman;

•         Mr. Paulo Procopiak de Aguiar;

•         Mr. José Richa Filho; and

•         Mr. Ivan Lelis Bonilha.

Complementary information and curricula from the indicated above are attached to this Manual, according to CVM’s Instruction n. 481/09 (annex I to V)

The Board Members indicated by BNDESPar will be presented at the date of this AGM.

As the law does not stipulate early submission of proposed names for election,  the other shareholders may indicate, at the Annual General Meeting, its candidate during the analysis of the subject, if they have the right to do so, according to the criteria specified in subsection 5 of Vacancies and Voting Rights.

Given the provisions of relevant state laws and Copel’s Internal Rules, a vacancy in the Board of Directors is filled by a representative of Company’s employees, elected by their peers, in a direct vote, being his/her name submitted for review and voting by the Shareholders in AGM.

Being that the election process in progress, the vacancy of employee’s representative shall be submitted for consideration and vote of Shareholders at the next AGM.

Voting right

In this item, only holders of common shares are entitled to vote.

4.4.    ELECTION OF THE MEMBERS OF FISCAL COUNCIL DUE TO THE END OF TERM OF OFFICE

Copel’s Fiscal Council operates on a permanent basis and its main duties are overseeing the managers’ acts, examining and giving an opinion on the Financial Statements and reporting its conclusions to the Company’s shareholders.

Pursuant to Article 31 of the Company’s Bylaws, the shareholders elect the members of the Fiscal Council for a unified term of office of one year, which, in the case of this Council, expires at the AGM of April 2010.

According to Brazilian Corporation Law 6,404/1976, for taking office, all members of the Fiscal Council shall sign a statement that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Instruction 358/2002, through which they undertake to comply with the rules therein.

Vacancies and voting right

Copel’s Fiscal Council comprises five sitting members and an equal number of alternate members, with re-election authorized, as follows:

a)       three members and respective alternate members nominated by the State of Paraná (only holders of common shares have voting rights);

b)       one member and respective alternate nominated by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote. The candidate elected shall be the one who obtains the highest representative percentage of the capital stock of the Company, with no miminum limit; and

c)     a member and alternate nominated by the holders of preferred shares - the election is separate (the controlling shareholders can not vote), the right to vote only the holders of preferred shares, considering the election of the candidate receiving the highest representing a percentage of shares of the Company, without limit

Nominations

Pursuant to CVM Instruction No. 481 of 7.12.2009, the shareholder must state the AGM, to fill the vacancies for which you are entitled to election:

Membres

Joaquim Antonio Guimarães de Oliveira Portes

Luiz Antonio da Veiga Sebastiani

Luiz Carlos Jorge Hauly

Alternates

Osni Ristow

Sergio Roberto Zonatto

Roberto Brunner

Annex I: Item 12.6 to 12.10 of Reference Form

As the law does not make mandatory the early submission of the proposed names for election, the other shareholders may indicate in this General Assembly, their candidate during the examination of the subject, if they have the right to do so, according to the criteria specified in item Vacancies and Right to Vote.

4.5.    DETERMINATION OF COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL

Clarifications

Annually, the General Meeting shall determine the annual compensation of the Members of the Board of Directors and of the Fiscal Council of the Company.

Traditionally, the policy and the percentages of compensation are set forth at the General Meeting, in accordance with the proposal presented by the majority shareholder, which include:

a)       the maintenance, for the Executive Officers, of the same type of compensation already adopted by the Company;

b)       to each of the sitting members of the Board of Directors and of the Fiscal Council, the monthly compensation of fifteen percent (15%) of the compensation which, on average, is assigned to each Executive Officer, including the 13th salary;

c)       if a member of the Fiscal Council is at times replaced by his/her respective alternate member, the alternate member shall receive, in each month when the replacement occurs, the same compensation of the member, without affecting the compensation of the latter.

           Annex II - Item 13 (Management Compensation)

Voting right

In this item, only holders of common shares are entitled to vote.

Annex (provided in Portuguese only)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.